EXHIBIT 99.1

NXT Energy Solutions Announces Third Quarter 2019 Results

CALGARY, Alberta, Nov. 14, 2019 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD; OTC QB:NSFDF) today announced the Company’s financial and operating results for the quarter ended September 30, 2019.  All dollar amounts herein are in Canadian Dollars.

Q3 Financial and Operating Highlights

Key financial and operational highlights for the third quarter and year to date include:

  In July 2019, the Company completed the interpretation phase, and in September the integration phase, of its Nigerian SFD® survey for approximately US$8.9 Million with PE Energy Limited (“PE”), a Nigerian oil and gas service company.  PE has a contract with the Nigerian National Petroleum Company (“NNPC”), to provide 5,000-line kilometers of SFD® surveys in Nigeria.
  As of today, the Company has received a total of US$8.0 million of payments from PE for the SFD® survey in Nigeria including US$6.7 million in the third quarter.  The final milestone payments aggregating US$0.9 million for contracted holdbacks are expected to be made by the end of the fourth quarter.
  Mr. Frank C. Ingriselli, former Texaco executive, joined NXT’s Board of Directors effective September 4, 2019.  With over 40 years of experience in the energy industry, Mr. Ingriselli is a seasoned leader and entrepreneur with wide-ranging energy industry experience in diverse geographies, business climates and political environments.  Mr. Ingriselli is a member of NXT’s audit committee.
  In February 2019, NXT entered into a Co-operative Agreement with Alberta Green Ventures Limited Partnership (“AGV”), to propose up to three SFD® surveys within two years.  The Co-operative Agreement is based on a cost-plus formula and a gross overriding royalty interest in oil and gas production arising on lands subject to the surveys.  The Company received a US$100,000 non-refundable deposit for this Co-operative Agreement in Q2-19.
  NXT has also expanded its focus in the Middle East and North Africa by advancing US$250,000 to AGV to pursue contracts in the Middle East.  If successful, AGV will engage NXT to perform a SFD® survey.  In addition, NXT has granted AGV an extension of the August 31, 2019 requirement under the Co-operation Agreement to complete at least one of three SFD® surveys to December 31, 2019.
  Common share purchase warrants held by AGV have expired as of October 31, 2019.
  Cash and short-term investments at the end of the Q3-19 were $6.73 million.
  Survey revenues of $1.02 million were recorded in Q3-19.
  A net income of $5.55 million was recorded for 2019 YTD, including amortization expense of $1.33 million.
  A net loss of $0.77 million was recorded for Q3-19, including amortization expense of $0.45 million.
  Operating activities provided $4.05 million of cash during Q3-19 and net cash used for financing activities was $0.01 million.
  Operating activities provided $2.79 million of cash during 2019 YTD and net cash used for financing activities was $0.03 million.
  Net income per common share for 2019 YTD was $0.08 basic and $0.08 diluted.
  Net loss per common share for Q3-19 was ($0.01) basic and diluted.
  General and administrative costs for Q3-19 as compared to Q3-18 have been reduced by $0.15 million or 15%, mostly due to a reduction in headcount, favourable headcount cost mix, business development travel, and certain expenditures being recognized as direct survey costs.
  General and administrative costs for 2019 YTD as compared to 2018 YTD have been reduced by $0.55 million or 18% mostly due a reduction in business development costs, the suspension of the Company’s advisory board (“Advisory Board”), lower headcount and costs and certain expenditures being recognized as direct survey costs.

Message to Shareholders

George Liszicasz, President, and CEO of NXT, commented, “In the third quarter we completed the interpretation of SFD® data related to our project in Nigeria.  Over a three week process, our SFD® data was correlated with NNPC’s proprietary seismic and other geology and geophysical data that showed a high correspondence with available geophysical information.  Once the project close-out meeting, scheduled for the end of this month, is completed, we will be able to disclose additional information.  NXT is very pleased with the SFD® survey results and is looking forward to continue working with NNPC and its subsidiaries (Frontier Exploration Services and Nigerian Petroleum Development Corporation), the Department of Petroleum Resources and our partner, PE Energy Limited.

With the Nigerian SFD® survey now complete, we are focusing on developing opportunities in Nigeria, other regions of Africa, the Middle East and South East Asia.  My team and I have spent several weeks in these regions discussing SFD® services with prospective customers.”

Summary highlights of NXT's 2019 third quarter and year to date financial statements (with comparative figures to 2018) are noted below.  All selected and referenced financial information noted below should be read in conjunction with the Company's three month and nine month periods ended September 30, 2019 unaudited condensed consolidated interim financial statements and the related management's discussion and analysis ("MD&A").

(All in Canadian $)
	Q3-19	Q3-18	2019 YTD	2018 YTD
Operating results:
Survey revenues	$1,021,532	$-	$11,976,149	$-
Survey expenses	512,599	271,337	2,302,712	788,771
General & administrative expenses	881,716	1,031,346	2,570,866	3,123,384
Stock based compensation expense	64,983	110,446	72,533	559,521
Amortization and other expenses, net	445,315	447,942	1,332,166	1,342,325
Operating expenses	1,904,613	1,861,071	6,278,277	5,814,001
Interest expense (income), net	(9,348)	(26,171)	(2,232)	(40,378)
Foreign exchange (gain) loss	(106,255)	10,614	134,095	478
Intellectual property and other	6,895	178	17,814	(12,645)
Gain on extinguishment of liability	-	(185,661)	-	(185,661)
Other expenses (income)	(108,708)	(201,040)	149,677	(238,206)
Comprehensive income (loss) for the period	(774,373)	(1,660,031)	5,548,195	(5,575,795)

Weighted average number of common shares outstanding for the period:
Basic	68,573,558	68,413,668	68,573,558	64,404,493
Diluted	68,573,558	68,413,668	73,431,574	64,404,493
Earnings (loss) per common share – basic	$(0.01)	$(0.02)	$0.08	$(0.09)
Earnings (loss) per common share – diluted	$(0.01)	$(0.02)	$0.08	$(0.09)

Cash provided by (used in):
Operating activities	4,051,212	(1,599,655)	2,788,962	(4,881,527)
Financing activities	(10,735)	811,085	(31,666)	9,189,026
Investing activities	(2,531,163)	250,000	(431,163)	(4,060,006)
Net cash inflow (outflow)	1,509,314	(538,570)	2,326,133	247,493
Cash and cash equivalents, beginning of the period	1,156,351	952,681	339,532	166,618
Cash and cash equivalents, end of the period	2,665,665	414,111	2,665,665	414,111

Cash and cash equivalents	2,665,665	414,111	2,665,665	414,111
Short-term investments	4,059,721	3,900,000	4,059,721	3,900,000
Total cash and short-term investments	6,725,386	4,314,111	6,725,386	4,314,111

Net working capital balance	9,894,580	5,052,393	9,894,580	5,052,393

NXT's 2019 third quarter financial and operating results have been filed in Canada on SEDAR at www.sedar.com, and will soon be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT's website at www.nxtenergy.com.

Details of the conference call to discuss the 2019 third quarter financial and operating results are as follows:

Date:	Monday, November 18, 2019
Time:	4:30 p.m. Eastern Time (2:30 p.m. Mountain Time)
North American Participants Call:	1-800-806-5484
International Dial In Numbers:	https://www.confsolutions.ca/ILT?oss=7P1R8008065484
Participant Pass Code	3265239#

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	Mr. George Liszicasz
Vice President of Finance & Chief Financial Officer	President & CEO
+1 403 206 0805	+1-403-206-0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements in this press release include, but are not limited to, receipt of payments under the SFD® contract with PE, the timing and extent of potential future growth opportunities in new international markets including the potential securing of SFD® contracts, new business ventures, the ability to complete the SFD® recommendations within the contract parameters, and ensuring payments of all contract amounts in accordance with the terms of the contract, and the satisfaction by third-parties of certain necessary conditions related thereto including obtaining financing and government and regulatory approvals.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Risk factors facing the Company are described in its most recent MD&A for the three and nine month periods ended September 30, 2019, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

This news release contains references to non-GAAP performance measures including net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  Net working capital is the net result of the difference between current assets and current liabilities.  This measure is included to enhance the overall understanding of NXT’s ability to assess liquidity at a point in time.  Readers are urged to review the section entitled "Non-GAAP Measures” in NXTs MD&A for the three and nine months ended September 30, 2019 which is available under NXT's profile on SEDAR at www.sedar.com, for a further discussion of such non-GAAP measures. The financial information accompanying this news release was prepared in accordance with US GAAP unless otherwise noted. The MD&A and the unaudited condensed consolidated interim financial statements and notes for the three and nine months ended September 30, 2019, are available through the internet in the Investor Relations section of www.nxtenergy.com or under NXT's SEDAR profile at www.sedar.com.